UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WMC RESOURCES LTD

(ACN 004 184 598)

(Name of Subject Company)

WMC RESOURCES LTD

(ACN 004 184 598)

(Names of Persons Filing Statement)

Ordinary Shares

American Depositary Shares

(Title of Class of Securities)

6571469 (Ordinary Shares)

92928R106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Andrew Michelmore

Chief Executive Officer

WMC Resources Ltd

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Tel: (61 3) 9685-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

The following letter was sent by WMC Resources Ltd to shareholders on November 26, 2004.

WMC shareholders should read WMC’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by WMC with the Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by WMC with the SEC are available without charge from the SEC’s website at www.sec.gov.

26 November 2004	[WMC LETTERHEAD]

Dear Shareholder,

Ignore all correspondence from Xstrata

As you may be aware, Xstrata recently announced that it intends to make a conditional takeover offer for WMC Resources Ltd (WMC). This takeover offer is not endorsed by your Board.

Your Board believes that Xstrata’s proposed offer of $6.35 per share is highly conditional and fails to recognise the current and prospective value of WMC’s assets and the strategic benefits to Xstrata or other potential acquirers. In addition, the WMC share price has traded at an average price of $6.90 since Xstrata’s original proposal was announced and closed at $7.25 yesterday.

Your Board recommends that you TAKE NO ACTION in response to Xstrata’s advertisements, announcements or documents. You may also be telephoned by Xstrata. We encourage you to only accept phone calls which are officially endorsed by the WMC Board.

As a shareholder in WMC, you are an owner of valuable and world-class assets. We have long life and low cost mines and your Board and management team are delivering operational improvements and significant growth opportunities.

Regarding operating performance in 2004:

•	we have delivered three consecutive quarters of strong operating performances with improvements in key indicators in each of our businesses;

•	we have delivered a record first half profit after tax of A$515 million; and

•	we are on target to deliver an improved second half profit performance.

With respect to growth opportunities, in 2004:

•	we have delivered the strategy for the next phase of expansion of your nickel business which is planned to result in a 25% increase in production over the next few years;

•	we have identified a potential new nickel province at Collurabbie, close to existing operations at Mt Keith;

•	we have signed a joint venture exploration agreement with the Jinchuan Group in China, our largest customer for nickel; and

•	we have upgraded, by almost 30%, the total mineral resources at our Olympic Dam mine as part of the major Olympic Dam development study.

The resource upgrade at Olympic Dam is of particular importance. Total resources have increased to make it the fourth largest copper deposit, the largest uranium deposit and the fourth largest gold deposit in the world.

Xstrata’s proposed offer is highly conditional. It is even conditional on Xstrata’s own shareholders endorsing the decision of Xstrata’s Board to make the takeover offer. In any event, Xstrata’s proposed offer fails to recognise the value of your company.

Your Board remains committed to maximising the value of WMC for all shareholders. We will provide you with our views on Xstrata’s arguments and claims included in their press release and other documents after we have received their Bidder’s Statement and we will continue to keep you informed of any material developments.

In the meantime, if you have any questions, please call the official WMC Shareholder Information Line on 1800 067 505 and +61 3 9415 4198 (outside Australia) Monday to Friday between 9.00am and 6.00pm (EST).

Yours sincerely,

Tommie Bergman	Andrew Michelmore
Chairman	Chief Executive Officer